UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

MICROMET, INC.

(Name of Subject Company)

MICROMET, INC.

(Name of Person Filing Statement)

Common Stock, $0.00004 par value per share

(Title of Class of Securities)

59509C105

(CUSIP Number of Class of Securities)

Christian Itin, Ph.D.

President and Chief Executive Officer

Micromet, Inc.

9201 Corporate Boulevard, Suite 400

Rockville, Maryland 20850

(240) 752-1420

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq. Cooley LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000	Christian Plaza, Esq. Cooley LLP One Freedom Square, Reston Town Center 11951 Freedom Drive Reston, Virginia 20190 (703) 456-8000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following document relating to the proposed acquisition of Micromet, Inc. (“Micromet” or the “Company”) by Amgen Inc. (“Amgen”) pursuant to the terms of an Agreement and Plan of Merger, dated January 25, 2012, by and among the Company, Amgen and Armstrong Acquisition Corp., a wholly owned subsidiary of Amgen:

(i)	template letter for partners and investigators re: Amgen acquisition news.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Micromet or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (“SEC”). The offer to purchase shares of Micromet common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO and thereafter Micromet will file a Solicitation/Recommendation Statement on Schedule 14D-9. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Armstrong Acquisition Corp., a wholly owned subsidiary of Amgen formed for the purpose of making the Offer, and Amgen, and the Solicitation/Recommendation Statement will be filed with the SEC by Micromet. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Georgeson Inc., the information agent for the Offer, at (888) 877-5360 (toll free).

Safe Harbor Statement

Statements in this announcement that relate to future results and events are forward-looking statements based on Micromet’s current expectations regarding the Offer and transactions contemplated by the merger agreement. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. There can be no assurances that a transaction will be consummated. Other risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, if at all, Micromet may not satisfy one or more closing conditions; that the merger agreement may be terminated; the impact of the current economic environment; risks related to Micromet’s ongoing development activities and clinical trials; and other risks that are described in Micromet’s most recent Form 10-Q for the quarter ended September 30, 2011. Micromet undertakes no obligation to update these forward-looking statements except to the extent otherwise required by law.

TEMPLATE LETTER FOR PARTNERS AND INVESTIGATORS

RE: Amgen ACQUISITION NEWS

Dear Partners and Investigators:

Today we announced that Micromet and Amgen have entered into an agreement under which Amgen will acquire Micromet. Amgen is one of the world’s largest biopharmaceutical companies and a leader in the development of biologics. With this transaction, Amgen will strengthen our patient-focused mission to develop and commercialize innovative products and services to transform the management of hematologic malignancies.

Amgen shares our vision for the future, and we are excited to join the organization and become a research center of excellence within the Company. As part of Amgen, we will continue to focus our resources on our collaborations and world class research capabilities. Importantly, our deep commitment to you and your patients will not change.

The companies will remain independent and operate business-as-usual until the transaction closes, which is expected in the first quarter of this year. As we work toward the close of the transaction, we will work with Amgen to plan our integration. We are working to create a team involving members of each company dedicated to ensuring a seamless integration of the companies and all our partners. In the interim, we are committed to continuing our interactions with you to support product development and focus on patients in need.

As we bring together these organizations, we will share details with you as we are able. I thank you for your continued support of Micromet as we embark upon the next phase of our development. We greatly appreciate your support, and we look forward to continuing to work together as we become part of a larger, stronger organization.

Sincerely,

XXX

Additional Information

The tender offer pursuant to which the acquisition will be effected (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Micromet or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (“SEC”). The offer to purchase shares of Micromet common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Armstrong Acquisition Corp., a wholly owned subsidiary of Amgen formed for the purpose of making the Offer, and Amgen, and the solicitation/recommendation statement will be filed with the SEC by Micromet. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Georgeson Inc., the information agent for the Offer, at (888) 877-5360 (toll free).

Micromet Safe Harbor Statement

Statements in this communication that relate to future results and events are forward-looking statements based on Micromet’s current expectations regarding the tender offer and transactions contemplated by the merger agreement. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. There can be no assurances that a transaction will be consummated. Other risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, if at all, Micromet may not satisfy one or more closing conditions; that the merger agreement may be terminated; and the impact of the current economic environment; risks related to Micromet’s ongoing development activities and clinical trials; and other risks that are described in Micromet’s most recent Form 10-Q for the quarter ended September 30, 2011. Micromet undertakes no obligation to update these forward-looking statements except to the extent otherwise required by law.